UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                            Foamex International Inc.
                                (Name of Issuer)



                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)



                                   344123 10 4
                                 (CUSIP Number)



                                December 11, 2001
             (Date of Event Which Requires Filing of this Statement)


                             Jean-Francois Poncelet
                          Societe Generale de Belgique
                                  rue Royale 30
                                     B-1000
                                Brussels, Belgium
                          Telephone: 011-32-2-507-02-11
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:

                            Douglas P. Bartner, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

                                 SCHEDULE 13G/A


CUSIP NO. 344123 10 4                                          Page 2 of 9 Pages


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON (ENTITIES ONLY)

        SOCIETE GENERALE DE BELGIQUE

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
        Not Applicable.                                                  (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belgium

           NUMBER OF             5       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    1,592,671
           OWNED BY
             EACH                6       SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH

                                 7       SOLE DISPOSITIVE POWER

                                         1,592,671

                                 8       SHARED DISPOSITIVE POWER

                                         0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,592,671

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                   [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%*

          * Based on a total of 27,158,016 shares of common stock, par value $0.01 per share (the "Common Stock"), outstanding as of the close of business on December 11, 2001, as represented by the transfer agent of Foamex International Inc. (the "Issuer").

12        TYPE OF REPORTING PERSON

          CO

                                 SCHEDULE 13G/A

CUSIP NO. 344123 10 4                                          Page 3 of 9 Pages

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON (ENTITIES ONLY)


        COMPAGNIE EUROPEENNE POUR LE DEVELOPPEMENT ELECTRIQUE ET ELECTRONIQUE, a wholly owned subsidiary of Societe Generale de Belgique

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
Not applicable.                                                          (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belgium

           NUMBER OF             5       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    1,592,671
           OWNED BY
             EACH                6       SHARED VOTING POWER
           REPORTING
            PERSON                       0
             WITH

                                 7       SOLE DISPOSITIVE POWER

                                         1,592,671

                                 8       SHARED DISPOSITIVE POWER

                                         0

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,592,671

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                   [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.9%*

          * Based on a total of 27,158,016 shares of Common Stock outstanding as of the close of business on December 11, 2001, as represented by the transfer agent of the Issuer.

12        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13G/A

This Amendment No. 1 (this "First Amendment") amends and supplements the
Schedule 13G filed with the Securities and Exchange Commission on January 6, 2000 (the "Schedule 13G") by Societe Generale de Belgique, and is filed to reflect information required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Issuer. Capitalized terms used in this First Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

Item 1 (a)      Name of Issuer:

                (a)      Foamex International Inc.

Item 1 (b)      Address of Issuer's Principal Executive Offices:

                1000 Columbia Avenue
                Linwood, Pennsylvania  19601

Item 2 (a)      Name of Person Filing:

                (1) Societe Generale de Belgique

                (2) Compagnie Europeenne pour le Developpement Electrique et Electronique, a wholly owned subsidiary of Societe Generale de Belgique

Item 2 (b)      Address of Principal Business Office:

                The address of the principal business office of each person filing is:

                (1) Societe Generale de Belgique, rue Royale 30, B-1000, Brussels, Belgium

                (2) Compagnie Europeenne pour le Developpement Electrique et Electronique, c/o Societe Generale de Belgique, rue Royale 30, B-1000, Brussels, Belgium

Item 2 (c)      Citizenship:

                (1) This corporation is organized under the laws of Belgium.

                (2) This corporation is organized under the laws of Belgium.

Item 2 (d)      Title of Class of Securities:

                Common Stock, par value $.01 per share.

Item 2 (e)      CUSIP Number:

                344123 10 4

Item 3          This statement is filed pursuant to ss.240.13d-1(c).

Item 4          Ownership:

                (a)      Amount Beneficially Owned by Each Reporting Person:
                         1,592,671 shares
                (b)      Percent of Class Pertaining to Each Reporting Person:
                         5.9%
                (c)      Number of Shares as to which Each Such Person has:

                         (i)     Sole power to vote or to direct the vote:
                                 1,592,671
                         (ii)    Shared power to vote or to direct the vote: 0
                         (iii) Sole power to dispose or to direct the disposition of:
                                 1,592,671
                         (iv) Shared power to dispose or to direct the disposition of: 0

Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                Not applicable.

Item 8          Identification and Classification of Members of the Group:

                Not Applicable.

Item 9          Notice of Dissolution of Group:

                Not Applicable.

Item 10         Certification:

                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                         SOCIETE GENERALE DE BELGIQUE*



Dated: December 21, 2001                 By: /s/ Jean-Francois Poncelet
                                            -------------------------------
                                         Name: Jean-Francois Poncelet
                                         Title:   Director


* Jean-Francois Poncelet signs this document on behalf of Societe Generale de Belgique pursuant to a power of attorney attached to the Schedule 13G filed with the Securities and Exchange Commission on or about January 6, 2000 on behalf of Societe Generale de Belgique, which said power of attorney is hereby incorporated by reference.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 COMPAGNIE EUROPEENNE POUR LE
                                                 DEVELOPPEMENT ELECTRIQUE ET
                                                 ELECTRONIQUE



Dated:  December 21, 2001                         By: /s/ Jean-Francois Poncelet
                                                     ---------------------------
                                                  Name: Jean-Francois Poncelet
                                                  Title:   Director

                                POWER OF ATTORNEY



The undersigned, Compagnie Europeenne pour le Developpement Electrique et Electronique S.A., a "societe anonyme" under Belgian law with a registered office at rue Royale 30, B-1000 Brussels, Belgium,


hereby appoints as its attorney-in-fact, with full power of substitution:


                             Jean-Francois Poncelet



to execute in the name, place and stead of the undersigned Amendment No. 1 to the statement on Schedule 13G of Societe Generale de Belgique, dated January 6, 2000 (the "Schedule 13G"), (including any subsequent amendments to the Schedule
13G) with respect to the shares of Common Stock of Foamex International Inc., and to file the same, and any subsequent amendments to the Schedule 13G, with the United States Securities and Exchange Commission and the undersigned hereby agrees that this Power of Attorney be attached thereto.



Compagnie Europeenne pour le Developpement Electrique et Electronique S.A.



By: /s/ Eric Bitton
---------------------------------
Name:  Eric Bitton
Title: Director



By: /s/ Jean-Jacques Massart
---------------------------------
Name:  Jean-Jacques Massart
Title: Director

                            AGREEMENT OF JOINT FILING


                  The undersigned hereby agree that this Amendment No. 1, dated December 11, 2001 (the "First Amendment"), to the Statement on Schedule 13G, dated January 6, 2000 (the "Schedule 13G"), with respect to the Common Stock, par value $0.01 per share, of Foamex International Inc. is, and any subsequent amendments to the Schedule 13G executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(c) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included in the First Amendment and each such subsequent amendment to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the First Amendment and any subsequent amendments to the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 21st day of December, 2001.


                                          SOCIETE GENERALE DE BELGIQUE


                                          By:  /s/ Jean-Jacques Massart
                                             -----------------------------------
                                          Name:  Jean-Jacques Massart
                                          Title: Chief Executive Officer


                                          By:   /s/ Jean-Pierre Standaert
                                             -----------------------------------
                                          Name:  Jean-Pierre Standaert
                                          Title: Chief Executive Officer


                                          COMPAGNIE EUROPEENNE POUR
                                          LE DEVELOPPEMENT ELECTRIQUE ET
                                          ELECTRONIQUE S.A.


                                          By:   /s/ Eric Bitton
                                             -----------------------------------
                                          Name:  Eric Bitton
                                          Title: Director


                                          By:   /s/ Jean-Jacques Massart
                                             -----------------------------------
                                          Name:  Jean-Jacques Massart
                                          Title: Director